

July 30, 2012

<u>Via E-mail</u>
Francis Manzo, President
Drewrys Brewing Company
5402 Brittany Drive
McHenry, IL 60050

     Re: Drewrys Brewing Company
             Amendment No. 6 to Registration Statement on Form S-1
             Filed July 13, 2012
             File No. 333-173309

Dear Mr. Manzo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. We reissue comment six of our letter dated April 25, 2012. Please advise your independent accountant to revise the opinion paragraph of the audit report to cover the balance sheet as of December 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or Tia Jenkins, Senior Assistant Chief Account, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or me at (202) 551-3790 with any other questions.

                        Sincerely,

                        /s/ John Reynolds

                        John Reynolds
                        Assistant Director

cc: Claudia J. McDowell